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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48881

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   01/01/2003   AND ENDING   12/31/03
                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

WM B AUSTIN & ASSOCIATES

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS :(Do not use P.O. Box No.)

66 RUE DE TOURAUNE
(No. and Street)

57160 MOULINS, FRANCE
(City)   (State)   (ZIP Code)

SEC MAIL RECEIVED   PROCESSING   MAR 0 1 2004   WASH. D.C. 181 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM B AUSTIN   011-33-38750781
                                                                          (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TOBY'S TAX SERVICE
(Name - if individual, state last, first, middle name)

Dorfstr. 26   **35625 Rechtenbach, Germany**
(Address)   (City)   (State)   (ZIP Code)

CHECK ONE:
    [   ] Certified Public Accountant
    [   ] Public Accountant
    [X] Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 25 2004

FOR OFFICIAL USE ONLY
THOMSON FINANCIAL

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).



OATH OR AFFIRMATION

I, ___WILLIAM B AUSTIN_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

___WM B AUSTIN & ASSOCIATES_____ , as of

___December 31___ , ___2003___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

WITH THE US ARMED FORCES.
AT HEIDELBERG, GERMANY) ss
APO AE 09102

_____
Signature

___PRINCIPAL RESIDENT___
Title

Notary Public CARLOS MOURA
SPC / USA / LEGAL SPECIALIST
Commission: Indefinite IAW 10 USC 1044a

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' or Partners' or Sole Proprietor's Equity.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital Under Rule 15c3-1.
- [x] (h) Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (I) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- [x] (j) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to Computation of Net Capital and Computation for Determination of the Reserve Requirements.
- [x] (k) An Oath or Affirmation.
- [NA] (l) A copy of the SIPC Supplemental Report.
- [x] (m) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

* For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

WM B AUSTIN

&

ASSOCIATES

66 RUE DE TOURAUNE
57160MOULINS, FRANCE
B/D#39866

ANNUAL

FINANCIAL

REPORT

February 19, 2004

<table>
<tr><td>FORM
X-17A-5</td><td><h1>FOCUS REPORT</h1> Financial and Operational Combined Uniform Single Report) Part IIA Annual 17a-5(a) INFORMATION REQUIRED OF BROKERS AND DEALERS PERSUANT TO RULE 17 </td></tr>
</table>

COVER

Is net capital requirement calculated using (B)asic or (A)lternative method?   **BASIC**

Broker-Dealer Name: **WM B AUSTIN & ASSOCITES**

Address: **66 RUE DE TOURAINE**
               57160 MOULINS, FRANCE

SEC File Number: **8-48881**

Firm I.D.   **39866**

Period Beginning: **1/1/03**
Period Ending: **12/31/03**

Name and telephone number of person to contact in regard to this report:

Contact Name: **WILLIAM B AUSTIN**
Contact Phone: **011-33-387507581**

Name(s) of subsidiaries or affiliates consolidated in this report:
Name(s):   Phone Number:

Does respondent carry its own customer accounts?   **NO**

Check here if respondent is filing an audited report   **YES**

ASSETS

Consolidated [   ] or Unconsolidated [**X**]:

		Allowable	Nonallowable	TOTAL
1	Cash:	$ 5,524		$ 5,524
2	Receivables from Brokers & Dealers:			
A	Clearance Account			
B	Other			
3	Receipts from non-customers:			
4	Securities & spot commodities owned at market value:	$ 10,114.00		
A	Exempted securities			
B	Debt securities			
C	Options			
D	Other securities			
E	Spot commodities			
5	Securities owned not readily marketable:			
A	At cost			
B	At estimated fair value			
6	Securities borrowed under subordination agreements & partners' individual & capital securities accounts, at market value:			
A	Exempted securities			
B	Other			
7	Secured demand notes - market value of collateral:			
A	Exempted securities			
B	Other			
8	Memberships in Exchange:			
A	Owned at market value			
B	Owned at cost			
C	Contributed for use of company at market value			
9	Investment in & receivables from affiliates, subsidiarys & associated partnerships:			
10	Property, furniture, equipment, leasehold improvements & rights under lease agreements, at cost (net of accummulated depreciation and amortization):			
11	Other Assets:			
12	**TOTAL ASSETS:**	$ 15,638	$ -	$ 15,638

LIABILITIES

13		Bank loans payable:			
14		Payable to brokers/dealers:			
	A	Clearance Account			
	B	Other			
15		Payable to non-customers:			
16		Securities sold not yet purchased at market value:			
17		Accounts payable, accrued liabilities, expenses & other (unpaid expenses):			
18		Notes & mortgages payable:			
	A	Unsecured			
	B	Secured			
19		Liabilities subordinated to the claims of general creditors:			
	A	Cash borrowings			
		1. From outsiders			
		2. Includes equity subordination of			
	B	Securities borrowed at market			
		From outsiders			
	C	SDN Coll Agreements			
		1. From outsiders			
		2. Includes equity subordination of			
	D	Exch memberships contrib for use of co. at mkt			
	E	Accts & other borrowings not qual for net cap			
20		**TOTAL LIABILITIES:**			$ -

OWNERSHIP EQUITY

21		Sole Proprietorship:		
22		Partnership & limited partners:		
23		Corporation:		
	A	Preferred Stock		
	B	Common Stock	$	15,638
	C	Additional paid-in capital		
	D	Retained earnings		
	E	Total	$	15,638
	F	Less treasury stock		
24		**TOTAL OWNERSHIP EQUITY:**	$	**15,638**
25		**TOTAL LIABILITIES AND OWNERSHIP EQUITY:**	$	**15,638**

STATEMENT OF INCOME (LOSS)

Number of months included in this statement [MUST REFLECT 3 MONTHS FOR 17a-5(a)]:   **12**

REVENUE

1		Commissions:		
	a	On listed equity securities executed on an exchange		
	b	On listed option transactions		
	c	On all other securities		
	d	Total securities commissions		
2		Gains or losses on firm trading accounts:		
	a	From market making in options on National Security Exchange		
	b	From all other trading		
	c	Total gains and losses		
3		Gains or losses on firm investment accounts:	$	1,386
4		Profit or loss from underwriting or selling groups:		
5		Revenue from sale of investment company shares: (TOTAL Dealer Concessions)	$	68,238
6		Commodities revenue:		
7		Fees for account supervision, investment advisory & administrative services:		
8		Other revenue:		
9		Total revenue:	$	69,624

EXPENSES

10		Salaries & other employment costs for general partners & voting stockholder officers:		
11		Other employee compensation & benefits (TOTAL Commissions):		
12		Commissions paid to other broker-dealers:	$	54,983
13		Interest expense:		
	a	Including interest on accounts subject to subordination agreement		
14		Regulatory fees & expenses (TOTAL NASD Fees):	$	2,713
15		Other expenses:	$	7,702
		(TOTAL Business Expense) 65,229.88		
		(Bank Error [-]) 728.42		
16		Total expenses:	$	65,398

NET INCOME

17		Income(loss) before Federal Taxes:	$	4,226
18		Provision for Federal Income Taxes (parent only):		
19		Equity in earnings(losses) of unconsolidated subordinates:		
	a	After Federal income taxes of		
20		Extraordinary gains(losses):		
	a	After Federal income taxes of		
21		Cummulative effect of changes in accounting principle:		
22		Net income/loss after Federal income taxes & extraordinary items:	$	4,226

EXEMPTIVE PROVISIONS

25		If an exemption from Rule 15c3-3 is claimed, mark the appropriate rule section with an 'X':	
X	A	(k)(1) - Limited business (mutual funds and/or variable annuities only)	X
	B	(k)(2)(I) - "Special Account for Exclusive Benefit of Customers" maintained	
	C	(k)(2)(ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis.	

Clearing Firm SEC #s   Product Code [A=all;O=options; M=municipals; G=general securities; X=other]

        8-
        8-
        8-
        8-
        8-

    D   (k)(3) - Exempted by order of the Commission

COMPUTATION OF NET CAPITAL

1		Total ownership equity from Statement of Financial Condition:	$	15,638
2		Deduct ownership equity not allowable for Net Capital:	$	-
3		Total ownership equity qualified for Net Capital:	$	15,638
4		Add:		
	A	Liabilities subordinated to claims of general creditors allowable in computation of net capital:	$	-
	B	Other (deductions) or allowable credits (List):		
		Description Amount		
			$	-
5		Total capital & allowable subordinated liabilities:	$	15,638
6		Deductions &/or charges:		
	A	Total non-allowable assets from Statement of Financial Condition (Notes B and C):	$ -	
	B	Secured demand note deficiency		
	C	Commodity futures contracts & spot commodities - proprietary capital charges		
	D	Other deductions &/or charges	$	-
7		Other additions &/or credits (List):		
		Description Amount		
8		Net capital before haircuts on securities positions:	$	15,638
9		Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
	A	Contractual securities commitments		
	B	Subordinated debt		
	C	Trading and investment securities:		
		1. Exempted securities		
		2. Debt securities		
		3. Options		
		4. Other securities		
	D	Undue concentration	$ 1,516.00	
	E	Other (List)		
		Description Amount of Investment		
		MMFs 0.00		
			-$	1,516.00
10		Net Capital:	$	14,122

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11	Minimum net capital required: (6-2/3% of Aggregate Indebtedness)	$	-
12	Minimum dollar net capital requirement of reporting broker or dealer and	$	5,000
	minimum net capital requirement of subsidiaries computed in		
	accordance with Note (A)		
13	Net Capital Requirement (greater of line 11 or 12):	$	5,000
14	Excess net capital:	$	9,122
15	Excess net capital @ 1000% (net capital - 10% of Aggregate Indebtedness):	$	14,122

COMPUTATION OF AGGREGATE INDEBTEDNESS

16	Total A. I. liabilities from Statement of Financial Condition	$	-
17	Add:		
A	Drafts for immediate credit		
B	Market value of securities borrowed where no equivalent value is paid or credited		
C	Other unrecorded amounts (List)		
	Description Amount		

18			
19	Total Aggregate Indebtedness:	$	-
20	Percentage of Aggregate Indebtedness/Net Capital (line 19 / line 10):		0%

OTHER RATIOS

21	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		0%

SCHEDULED WITHDRAWALS (skip this section)

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew

TOTAL:

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1	Balance, beginning of period:		$	11,412
A	Net income (loss)		$	4,226
B	Additions, includes non-conforming capital of			
C	Deductions, includes non-conforming capital of			
2	Balance, end of period: (TOTAL OWNERSHIP EQUITY)	$ 15,638	$	15,638

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3   Balance, beginning of period:

A   Increases

B   Decreases

4   Balance, end of period:

$ -

Wm B AUSTIN AND ASSOCITES
Balance sheet
December 31, 2002

2/18/04

Account	12/31/03 Balance
ASSETS	
Cash and Bank Accounts	
Checking Accounts	$ 5,524.00
Securities	
Not Readily Marketable	10,114.00
TOTAL ASSETS	$ 15,638.00
LIABILITIES & EQUITY	
LIABILITIES	
Payables to Others	-
EQUITY	15,638.00
TOTAL LIABILITIES & EQUITY	$ 15,638.00


Wm B AUSTIN AND ASSOCIATES
Profit Loss Statement
01/01/02 Through 12/31/02


Category Description		01/01/03 12/31/03
INCOME		
Gains or Losses on Accounts	$	1,386
Dealer Concessions	$	68,238
TOTAL INCOME	$	69,624
EXPENSES		
Other expense	$	7,702
TOTAL Commission	$	54,983
Regulatory Fees and Expenses	$	2,713
TOTAL EXPENSE	$	65,398
OVERALL TOTAL	$	4,226

Note A   NO COMPARISON WAS DONE WITH 2002 AUDIT.

Note B   NET CAPTIAL REQUIREMENTS

The Company is subject to the Security and Exchange Commision Audited
Computation of Net Capital and Computation of 15c3-3 Reserve Requirements.
At December 31, 2003, the Company had a net capital of $14122, which was
$9,122 in excess of its required net capital of $5,000. No material differences
exist from the Unaudited Part IIA.

The audited financial statement of the Company and my report thereon are presented in the preceding sections of this report. In accordance with the requirements of SEC Rule 17a-5, the following statements are added. The audit was made in accordance with generally accepted auditing standards. Such information has been subject to the auditing procedures applied in the examination of the basic financial statement and, in my opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole. No material inadequacies were disclosed. No exceptions are noted.

Harley H. Hannsz

February 19, 2003
Date

Rechtenbach, Germany
Location